Cegetel Presentation

Paris, November 6, 2002 – Yesterday and today Cegetel met with about 30 equity research analysts who closely follow the Company’s telecom business. Vivendi Universal [NYSE: V; Paris Bourse: EX FP] has made the Cegetel presentation slides available on its financial website at : http://finance.vivendiuniversal.com/finance/download/index.cfm#ancre4

Also, Cegetel shareholders agreement is available at: http://www.vivendiuniversal.com/vu2/fr/files/pacte.pdf

The following projections were included in Cegetel’s presentation:

	2001	Variation 2001/2002	CAGR 2001/2004
In Euro millions	Actual	Estimated	Estimated

Revenues	6,384	+9%	>+10%

EBITDA	1,706	>+30%	>+20%

Operating Income	914	>+50%	>+30%

Operating Free Cash Flow*	1,141	>+15%	>+6%

*	after tax and financing costs

Important disclaimer

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: estimated figures provided above for revenues, EBITDA, operating income and operating free cash flow will not materialize; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Opérations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise forward-looking statements.

CONTACTS:

Media	Investor Relations
Paris Antoine Lefort +33 (1) 71.71.1180	Paris Laurence Daniel +33 (1).71.71.1233

Alain Delrieu +33 (1).71.71.1086	New York Eileen McLaughlin +(1) 212.572.8961